Pricing Supplement to the Prospectus dated January 5, 2007 and the
                 Prospectus Supplement dated February 28, 2007

       [RBC LOGO]                US$5,100,000
                                 Royal Bank of Canada
                                 Direct Investment Notes due December 18, 2008
                                 Linked to a Basket of Stocks

Issuer:                       Royal Bank of Canada ("Royal Bank")

Program:                      Senior Global Medium-Term Notes, Series C

Issue Date:                   December 12, 2007

Pricing Date:                 December 6, 2007

Maturity Date.                December 18, 2008

Basket: The Notes are linked to the value of an equally-weighted basket (the "Basket") of the common stocks of twenty companies (the "Underlying Stocks" and each, an "Underlying Stock"). Each Underlying Stock has a weighting of 5% of the overall basket. The initial value of the Basket will be calculated based on the closing prices of the Underlying Stocks on the Pricing Date. The names of the Underlying Stocks can be found on page P-10.

Coupon: We will not pay you interest during the term of the Notes.

Denomination:                 US$1,000 and integral multiples of US$1,000
                              thereafter (except that non-U.S. investors may be subject to higher minimums).

Payment at Maturity:          At maturity, the investor will receive an amount
                              equal to:
                              97.50% x Principal Amount x (Basket Change +
                              Basket Dividend Yield)

                              You could lose some or a substantial amount of your principal amount invested if there has been a decline in the value of the Underlying Stocks at maturity or if the value of the Underlying Stocks has not increased sufficiently such that the payment at maturity, including the Basket Dividend Yield, is greater than the principal amount of the Notes.

Basket Change:                The Basket Change is the equal-weighted return of
                              the Underlying Stocks. It is equal to the average of the Percentage Changes of each Underlying
                              Stock, which is calculated by dividing the sum of the Percentage Changes for each of the Underlying
                              Stocks by twenty (20).

Percentage Change:            For an Underlying Stock, at maturity, the
                              Percentage Change is calculated using the following formula:

                                                   Final Price
                                                 (-------------)
                                                  Initial Price

                              Where the Final Price is the closing price for the Underlying Stock on the Valuation Date and the Initial Price is the closing price for the Underlying Stock on the Pricing Date.

Basket Dividend Yield:        The Basket Dividend Yield is equal to the sum of
                              the Dividend Yields for each of the Underlying
                              Stocks, divided by 20.

Dividend Yield:               Dividend Yield means, for any Underlying Stock,
                              100% of the gross cash ordinary dividends per share of such Underlying Stock declared by the related issuer to holders of record of a share of such Underlying Stock where the date that the shares of such Underlying Stock have commenced trading ex-dividend on the relevant exchange occurs during the period from and excluding the Pricing Date to and including the Valuation Date, and expressed as a percentage of the Initial Price for that Underlying Stock. The Calculation Agent will adjust the Dividend Yield in connection with the payment of any extraordinary cash dividend on any of the Underlying Stocks or in connection with any anti-dilution adjustments with respect to any of the Underlying Stocks.

Valuation Date:               December 12, 2008

Initial Stock Prices:         The closing prices of the Underlying Stocks on the
                              Pricing Date. The calculation agent will adjust the Initial Stock Prices, in connection with any anti-dilution adjustments with respect to any of the Underlying Stocks.

Final Stock Prices:           The closing prices of the Underlying Stocks on the
                              Valuation Date.

Clearance and Settlement:     DTC global (including through its indirect
                              participants Euroclear and Clearstream, Luxembourg as described under "Description of Securities We
                              May Offer--Ownership and Book-Entry Issuance" in the accompanying prospectus).

CUSIP Number:                 78008EH26

Listing: The Notes will not be listed on any securities exchange or quotation system.

Calculation Agent:            The Bank of New York.

Terms Incorporated In the     All of the terms appearing above the item
Master Note:                  "Listing" on the cover page of this pricing
                              supplement and the terms appearing under the caption "Specific Terms of the Note" below.

Investing in the Notes involves risks that are described in the "Risk Factors" section beginning on page P-6 of this pricing supplement and page S-1 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus and prospectus supplement. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The price at which you purchase the Notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the value of your Notes on the issue date.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.

                                                                                                           Proceeds to
                                                Price to Public            Agent's Commission               Royal Bank
                                                ---------------            ------------------               ----------
Per Note                                              100%                        1.90%                       98.10%
Total                                              $5,100,000                    $96,900                    $5,003,100

                         RBC Capital Markets Corporation

                    Pricing Supplement dated December 6, 2007

                                                      TABLE OF CONTENTS

Pricing Supplement
Summary....................................................................................................     P-1
Risk Factors...............................................................................................     P-6
Summary Information Regarding the Basket and the Underlying Stocks.........................................    P-10
Specific Terms of the Notes................................................................................    P-19
Use of Proceeds and Hedging................................................................................    P-28
Supplemental Tax Considerations............................................................................    P-29
Supplemental Plan of Distribution..........................................................................    P-31

Prospectus Supplement
About This Prospectus Supplement...........................................................................     S-1
Risk Factors...............................................................................................     S-1
Use of Proceeds............................................................................................     S-4
Description of the Notes We May Offer......................................................................     S-5
Certain Income Tax Consequences............................................................................    S-24
Supplemental Plan of Distribution..........................................................................    S-25
Documents Filed As Part of the Registration Statement......................................................    S-30

Prospectus
Documents Incorporated by Reference........................................................................       2
Where You Can Find More Information........................................................................       3
Further Information........................................................................................       3
About This Prospectus......................................................................................       4
Presentation of Financial Information......................................................................       5
Caution Regarding Forward-Looking Information..............................................................       5
Royal Bank of Canada.......................................................................................       6
Risk Factors...............................................................................................       6
Use of Proceeds............................................................................................       6
Consolidated Ratios of Earnings to Fixed Charges...........................................................       7
Consolidated Capitalization and Indebtedness...............................................................       8
Description of Debt Securities.............................................................................       9
Tax Consequences...........................................................................................      26
Plan of Distribution.......................................................................................      38
Benefit Plan Investor Considerations.......................................................................      40
Limitations on Enforcement of U.S. Laws Against the Bank, Our Management and Others........................      41
Validity of Securities.....................................................................................      41
Experts....................................................................................................      41
Supplemental Financial Statement Schedule..................................................................      42
Other Expenses of Issuance and Distribution................................................................      45

                                     SUMMARY

     The Notes (the "Notes") are medium-term notes issued by Royal Bank offering a return at maturity linked to the performance of a basket of twenty stocks. The notes are being offered at par and you will receive 100% of the principal amount invested ("Principal Amount") on the Notes at maturity only if the Basket Dividend Yield plus any adjustment to the Principal Amount from an increase in the value of the Basket exceeds 2.50%, which is the amount of commissions paid by and profits earned by Royal Bank when you purchased the Notes. If the value of the Basket depreciates, you may lose a substantial amount of your Principal Amount invested. The following is a summary of the terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. The Notes may be offered to certain investors outside the United States in accordance with applicable local law. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus and prospectus supplement. References to the "prospectus" mean our accompanying prospectus, dated January 5, 2007, and references to the "prospectus supplement" mean our accompanying prospectus supplement, dated February 28, 2007, which supplements the prospectus. Capitalized terms used in this pricing supplement which are defined in the accompanying prospectus or prospectus supplement shall have the meanings assigned to them in the prospectus or prospectus supplement.

Selected Purchase Considerations:

     o Growth Potential--The Notes provide the opportunity for participation in potential increases in the performance of the Basket. You will receive 97.50% of any such gains at maturity.

     o    Investment Limited to a Basket of Stocks Comprising of the following:
          --The Notes are linked to the performance of the following Underlying Stocks.

          Underlying Stock                            Industry Group                  Exchange
          -------------------------------------------------------------------------------------
          California Pizza Kitchen, Inc.              Retail-Restaurants                NASDAQ

          CKE Restaurants, Inc.                       Retail-Restaurants                NYSE

          Genworth Financial Inc.                     Multi-line Insurance              NYSE

          JPMorgan Chase & Co.                        Finance-Invest Bnkr/Brkr          NYSE

          Amgen Inc.                                  Medical-Biomedical                NASDAQ

          Genentech, Inc.                             Medical-Biomedical                NYSE

          Comcast Corporation                         Cable-TV                          NASDAQ

          QUALCOMM Inc.                               Wireless Equipment                NASDAQ

          Akamai Technologies, Inc.                   Internet Infrastructure Software  NASDAQ

          Motorola, Inc.                              Wireless Equipment                NYSE

          Symantec Corporation                        Internet Security                 NASDAQ

          Dell Inc.                                   Computers                         NASDAQ

          Pfizer Inc.                                 Medical-Drugs                     NYSE

          Career Education Corporation                Schools                           NASDAQ

          Starwood Hotels & Resorts Worldwide, Inc.   Hotels & Motels                   NYSE

          AMR Corporation                             Airlines                          NYSE

          TravelCenters of America LLC                Auto Repair Centers               AMEX

          Patterson-UTI Energy, Inc.                  Oil & Gas Drilling                NASDAQ

          Alcoa Inc.                                  Metal - Aluminum                  NYSE

          Cemex SAB de C.V.                           Bldg Prod-Cement/Aggreg           NYSE

Selected Risk Considerations:

     An investment in the Notes involves risks. Some of these risks are summarized here, but we urge you to read the more detailed explanation of risks in "Risk Factors" in this pricing supplement.

     o Market Risk--The extent to which the return on the Notes is positive or negative is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Change is positive or negative.

     o Principal at Risk--You may lose a substantial amount of your Principal Amount invested at maturity, if the value of the Basket depreciates. In addition, since the Principal Amount includes commissions paid by and profits earned by Royal Bank, you may not receive an amount greater than the amount invested even if the Basket appreciates prior to maturity, if such appreciation is not equal to such commissions plus profits. Furthermore, the Basket is composed of twenty Underlying Stocks whose prices may change unpredictably, affecting the value of your Notes in unforeseeable ways.

     o There May Be Little or No Secondary Market for the Notes--The Notes will not be listed on any U.S. or foreign securities exchange or quotation system. There can be no assurance that a secondary market for the Notes will develop. We have been advised by RBC Capital Markets Corporation and RBC Dain Rauscher Inc. that they intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold the Notes to maturity.

     o No Interest Payments--You will not receive any periodic interest payments on the Notes.

The Notes may be a suitable investment for you if:

     o You seek an investment with a return linked to the performance of the Underlying Stocks.

     o    You are willing to hold the Notes to maturity.

     o    You do not seek current income from this investment.

The Notes may not be a suitable investment for you if:

     o    You seek current income from this investment.

     o    You are unwilling to risk any loss of principal.

     o You believe the value of the Basket will decrease during the term of the Notes.

     o You prefer the lower risk and therefore accept the potentially lower returns of unindexed fixed income investments with comparable maturities and credit ratings.

     o You seek an investment for which there will be an active secondary market.

What Are the Tax Consequences?

     The U.S. federal income tax consequences of owning the Notes are uncertain. The Notes should be treated as pre-paid cash-settled forward contracts linked to the value of the Basket and the terms of the Notes require you and us (in the absence of an administrative or judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization. However, alternative characterizations are possible.

     For a discussion of the U.S. federal income tax consequences of your investment in the Notes, see "Supplemental Tax Considerations--Supplemental U.S. Tax Considerations" on page P-28.

     For a discussion of the Canadian federal income tax consequences of your investment in the Notes, see "Supplemental Tax Considerations--Supplemental Canadian Tax Considerations" on page P-29.

Sample Calculations of the Payment at Maturity

     The examples set out below are included for illustration purposes only. The prices and dividend yields of the Underlying Stocks are not estimates or forecasts of the initial stock prices and final stock prices or dividend yields of the Underlying Stocks on which the calculation of the Basket Change and payment at maturity, will depend. All examples assume that a holder has purchased Notes with an aggregate Principal Amount of $10,000 and that no market disruption event has occurred.

Example 1--    Calculation of the Payment at Maturity where Basket Change is positive.

     It is assumed that the initial stock price, the final stock price and the dividend yield of the Underlying Stocks are as illustrated below. The Payment at Maturity would be calculated as follows:

                                                 Initial      Final
                                                 Stock        Stock       Percentage    Dividend
     Underlying Stock                            Price        Price         Change       Yield
     --------------------------------------------------------------------------------------------
     California Pizza Kitchen, Inc.              $15.30       $18.36        20.00%       0.00%

     CKE Restaurants, Inc.                       $14.19       $15.89        12.00%       1.69%

     Genworth Financial Inc.                     $23.93       $21.54       -10.00%       1.67%

     JPMorgan Chase & Co.                        $42.35       $48.28        14.00%       3.59%

     Amgen Inc.                                  $54.02       $62.66        16.00%       0.00%

     Genentech, Inc.                             $76.01      $109.45        44.00%       0.00%

     Comcast Corporation                         $19.47       $24.92        28.00%       0.00%

     QUALCOMM Inc.                               $39.82       $37.83        -5.00%       1.41%

     Akamai Technologies, Inc.                   $36.64       $51.30        40.00%       0.00%

     Motorola, Inc.                              $15.33       $22.08        44.00%       1.30%

     Symantec Corporation                        $17.68       $21.57        22.00%       0.00%

     Dell Inc.                                   $26.64       $39.43        48.00%       0.00%

     Pfizer Inc.                                 $22.88       $30.89        35.00%       4.91%

     Career Education Corporation                $27.59       $27.04        -2.00%       0.00%

     Starwood Hotels & Resorts Worldwide, Inc.   $51.96       $44.17       -15.00%       1.73%

     AMR Corporation                             $20.56       $29.61        44.00%       0.00%

     TravelCenters of America LLC                $14.40       $17.57        22.00%       0.00%

     Patterson-UTI Energy, Inc.                  $18.69       $21.31        14.00%       2.56%

     Alcoa Inc.                                  $35.04       $33.29        -5.00%       1.94%

     Cemex SAB de C.V.                           $26.15       $28.77        10.00%       0.00%
                                                                            ======       =====
                                                                         376.0000%    20.8000%

                                 1
                Basket Change = -- x 376.0000%
                                20

                              = 18.8000%

                                 1
        Basket Dividend Yield = -- x 20.8000%
                                20

                              = 1.0400%

          Payment at Maturity = 97.50% x $10,000 x (1 + Basket Change + Basket
                                Dividend Yield)

                              = $9,750 x (1 + 18.8000% + 1.0400%)

                              = $11,684.40

     $11,684.40 returned at maturity, resulting in a 16.84% return on the Note.

Example 2--    Calculation of the Payment at Maturity where Basket Change is negative.

         It is assumed that the initial stock price, the final stock price and the dividend yield of the Underlying Stocks are as illustrated below. The Payment at Maturity would be calculated as follows:

                                                 Initial      Final
                                                 Stock        Stock       Percentage    Dividend
     Underlying Stock                            Price        Price         Change       Yield
     --------------------------------------------------------------------------------------------
     California Pizza Kitchen, Inc.              $15.30       $14.54        -5.0000%     0.00%

     CKE Restaurants, Inc.                       $14.19       $13.62        -4.0000%     1.69%

     Genworth Financial Inc.                     $23.93       $21.54       -10.0000%     1.67%

     JPMorgan Chase & Co.                        $42.35       $25.41       -40.0000%     3.59%

     Amgen Inc.                                  $54.02       $52.94        -2.0000%     0.00%

     Genentech, Inc.                             $76.01       $79.81         5.0000%     0.00%

     Comcast Corporation                         $19.47       $18.69        -4.0000%     0.00%

     QUALCOMM Inc.                               $39.82       $37.83        -5.0000%     1.41%

     Akamai Technologies, Inc.                   $36.64       $35.91        -2.0000%     0.00%

     Motorola, Inc.                              $15.33       $22.08        44.0000%     1.30%

     Symantec Corporation                        $17.68       $21.57        22.0000%     0.00%

     Dell Inc.                                   $26.64       $15.98       -40.0000%     0.00%

     Pfizer Inc.                                 $22.88       $16.02       -30.0000%     4.91%

     Career Education Corporation                $27.59       $27.04        -2.0000%     0.00%

     Starwood Hotels & Resorts Worldwide, Inc.   $51.96       $44.17       -15.0000%     1.73%

     AMR Corporation                             $20.56       $16.45       -20.0000%     0.00%

     TravelCenters of America LLC                $14.40        $9.36       -35.0000%     0.00%

     Patterson-UTI Energy, Inc.                  $18.69       $20.00         7.0000%     2.56%

     Alcoa Inc.                                  $35.04       $33.29        -5.0000%     1.94%

     Cemex SAB de C.V.                           $26.15       $26.67         2.0000%     0.00%
                                                                          ==========     =====
                                                                          -139.0000%  20.8000%

                                 1
                Basket Change = -- x -139.0000%
                                20

                              = -6.9500%

                                 1
        Basket Dividend Yield = -- x 20.8000%
                                20

                              = 1.0400%

          Payment at Maturity = 97.50% x $10,000 x (1 + Basket Change + Basket
                                Dividend Yield)

                              = $9,750 x (1 + (-6.9500%) + 1.0400%)

                              = $9,173.78

     $9,173.78 returned at maturity, resulting in a -8.26% return on the Note.

                                  RISK FACTORS

     The Notes are not secured debt and are riskier than ordinary unsecured debt securities. The return at maturity of your principal amount invested in the Notes is linked to the performance of the Underlying Stocks. Investing in the Notes is not equivalent to investing directly in the Underlying Stocks. See "Summary Information Regarding the Basket and the Underlying Stocks" below for more information.

     This section describes the most significant risks relating to an investment in the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Notes.

A Substantial Part of Your Investment is at Risk.

     You could lose some or a substantial amount of your principal amount invested if there has been a decline in the value of the Underlying Stocks at maturity or if the value of the Underlying Stocks plus the Basket Dividend Yield has not increased by more than 2.50% of the principal amount, which is the amount of commissions paid by and profits earned by Royal Bank when you purchased the Notes.

Any positive return in any Underlying Stock may be offset by a negative return in another Underlying Stock.

     The Notes are linked to twenty Underlying Stocks:

          Underlying Stock                                  Ticker
          -----------------------------------------------------------------
          California Pizza Kitchen, Inc.                    CPKI

          CKE Restaurants, Inc.                             CKR

          Genworth Financial Inc.                           GNW

          JPMorgan Chase & Co.                              JPM

          Amgen Inc.                                        AMGN

          Genentech, Inc.                                   DNA

          Comcast Corporation                               CMCSA

          QUALCOMM Inc.                                     QCOM

          Akamai Technologies, Inc.                         AKAM

          Motorola, Inc.                                    MOT

          Symantec Corporation                              SYMC

          Dell Inc.                                         DELL

          Pfizer Inc.                                       PFE

          Career Education Corporation                      CECO

          Starwood Hotels & Resorts Worldwide, Inc.         HOT

          AMR Corporation                                   AMR

          TravelCenters of America LLC                      TA

          Patterson-UTI Energy, Inc.                        PTEN

          Alcoa Inc.                                        AA

          Cemex SAB de C.V.                                 CX


     The Underling Stocks are listed on the New York Stock Exchange, the American Stock Exchange and on the NASDAQ. Each of the Underlying Stocks is given equal weight in calculating the Percentage Change. A positive return in any Underlying Stock may be offset by a negative return in another Underlying Stock resulting in a loss of principal amount at maturity.

There May Not Be an Active Trading Market for the Notes--Sales in the Secondary Market May Result in Significant Losses.

     There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the NASDAQ Global Market or any electronic communications network. We have been advised by RBC Capital Markets Corporation and RBC Dain Rauscher Inc. that they intend to make a market in the Notes, although they are not required to do so. RBC Capital Markets Corporation, RBC Dain Rauscher Inc. or any other affiliate of Royal Bank may stop any such market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.

     If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price and as a result you may suffer substantial losses.

Changes that Affect the Underlying Stocks will Affect the Market Value of the Notes and the Amount you will Receive at Maturity.

     Changes affecting the Underlying Stocks or the issuers of the Underlying Stocks, such as stock dividends, reorganizations or mergers, are reflected in the price of such Underlying Stocks and therefore could affect the amount payable on the Notes at maturity, and the market value of the Notes prior to maturity. If events such as these occur, the calculation agent--which initially will be The Bank of New York--may adjust the initial stock price. See "Specific Terms of the Notes--Anti-Dilution Adjustments" beginning on page P-20. If the final stock price is not available because of a market disruption event or for any other reason, the calculation agent will determine the final stock price or fair market value of the Notes--and, thus, the amount payable at maturity--in a manner it considers appropriate, in its sole discretion.

The Inclusion in the Purchase Price of the Notes of A Selling Concession and of Our Cost of Hedging its Market Risk under the Notes is Likely to Adversely Affect the Value of the Notes Prior to Maturity.

     The price at which you purchase the notes includes a selling concession (including a broker's commission), as well as the costs that we (or one of our affiliates) expect to incur in the hedging of our market risk under the notes. Such hedging costs include the expected cost of undertaking this hedge, as well as the profit that we (or our affiliates) expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your notes prior to maturity will likely be less than your original purchase price. We expect that this effect will be greater if it occurs earlier in the term of the notes than if it occurs later in the term of the notes.

Many Factors Affect the Market Value of the Notes.

     The market value of the Notes will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the market value of the Notes caused by another factor and that the effect of one factor may compound the decrease in the market value of the Notes caused by another factor. We expect that the market value of the Notes will depend substantially on the amount, if any, by which the value of the Basket appreciates or depreciates. If you choose to sell your Notes when the value of the Basket exceeds the value of the Basket on the Pricing Date, you may receive less than the amount that would be payable at maturity based on this level. We believe that other factors that may influence the value of the Notes include:

     o    the market prices of the Underlying Stocks;

     o    the dividend rate paid on Underlying Stocks;

     o our creditworthiness, as represented by our credit ratings or as otherwise perceived in the market; and

     o economic, financial, political, regulatory, or judicial events that affect the market prices of the Underlying Stocks or that affect stock markets generally.

Historical Performance of the Underlying Stocks Should Not Be Taken as an Indication of the Future Performance of the Underlying Stocks During the Term of the Notes.

     The trading prices of the Underlying Stocks will principally determine the value of the Notes at maturity. The historical performance of each Underlying Stock does not give an indication of the future performance of each Underlying Stock. As a result, it is impossible to predict whether the price of any Underlying Stock will rise or fall. The prices of the Underlying Stocks will be influenced by complex and interrelated political, economic, financial and other factors.

Trading and Other Transactions by Royal Bank or its Affiliates in the Underlying Stocks, or in Options or Other Derivative Products Limited to One or More of the Underlying Stocks or the Index May Impair the Market Value of the Notes.

     As described below under "Use of Proceeds and Hedging" on page P-27, we or one or more affiliates may hedge our obligations under the Notes by purchasing or selling the Underlying Stocks and derivative instruments linked to the Underlying Stocks and we may adjust these hedges by, among other things, purchasing or selling Underlying Stocks or derivative instruments linked to one or more of the Underlying Stocks at any time. Although they are not expected to, any of these hedging activities may adversely affect the market price of one or more of the Underlying Stocks and, therefore, the market value of the Notes. It is possible that we or one or more of our affiliates could receive substantial returns form these hedging activities while the market value of the Notes declines.

     We or one or more of our affiliates may also engage in trading in Underlying Stocks and other improvements relating to one or more of the Underlying Stocks on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Any of these activities could adversely affect the market price of one or more of the Underlying Stocks and, therefore, the market value of the Notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of one or more of the Underlying Stocks. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the Notes.

The Business Activities of Royal Bank or its Affiliates May Create Conflicts of Interest.

     As noted above, we and our affiliates expect to engage in trading activities related to one or more of the Underlying Stocks that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders' interest in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the price of one or more of the Underlying Stocks, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with the issuers of the Underlying Stocks, including making loans to or providing advisory services to those companies. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates' obligations and the interests of holders of the Notes as beneficial owners of the Notes. Moreover, we and our affiliates have published, and in the future expect to publish, research reports with respect to some or all of the issuers of the Underlying Stocks. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by us or one or more of our affiliates may affect the market prices of the Underlying Stocks and, therefore, the market value of the Notes.

You Will Not Receive Interest Payments on the Notes or Dividend Payments on the Underlying Stocks or Have Shareholder Rights in the Underlying Stocks.

     You will not receive any periodic interest payments on the Notes and you will not receive any dividend payments or other distributions on the Underlying Stocks (other than the Basket Dividend Yield which is reflected in the Payment at Maturity). As an owner of the Notes, you will not have voting rights or any other rights that holders of Underlying Stocks may have. In addition, you will have no right to receive shares of any of the Underlying Stocks in exchange for your Notes on the Maturity Date.

The Calculation Agent Can Postpone the Calculation of the Final Stock Price for a Particular Underlying Stock on the Maturity Date if a Market Disruption Event Occurs on the Valuation Date.

     The determination of the final stock price for the Underlying Stocks may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing on the Valuation Date for one or more of the Underlying Stocks. If such a postponement occurs, the calculation agent will use the closing price of the particular Underlying Stock on the first business day on which no market disruption event occurs or is continuing. In no event, however, will the Valuation Date be postponed by more than ten business days. As a result, the maturity date for the Notes could also be postponed, although not by more than ten business days.

     If the determination of the final stock price for the Underlying Stocks is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the final stock price will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the final stock price that would have prevailed in the absence of the market disruption event. See "Specific Terms of the Notes--Consequences of Market Disruption Events" beginning on page P-19.

There Are Potential Conflicts of Interest Between You and the Calculation Agent.

     The Calculation Agent will, among other things, decide the amount of your payment at maturity on the Notes. We may change the calculation agent after the original issue date without notice to you. For a fuller description of the calculation agent's role, see "Specific Terms of the Notes--Role of Calculation Agent". The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the Underlying Stocks has occurred. This determination may, in turn, depend on the calculation agent's judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. Since this determination by the calculation agent will affect the payment at maturity on the Notes, the calculation agent may have a conflict of interest if it needs to make any such decision.

Significant Aspects of the Tax Treatment of the Notes Are Uncertain.

     The tax treatment of the Notes is uncertain. We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the Notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement. Please read carefully the sections entitled "Summary--What Are the Tax Consequences?" and "Supplemental Tax Considerations" in this pricing supplement, and the section "Certain Income Tax Consequences" in the accompanying prospectus supplement. You should consult your tax advisor about your own tax situation.

Non-U.S. Investors May Be Subject to Certain Additional Risks

     The Notes are denominated in U.S. dollars. If you are a non-U.S. investor who purchased the Notes with a currency other than U.S. dollars, changes in rates of exchange may have an adverse effect on the value, price or income of your investment.

     This pricing supplement contains a general description of certain U.S. and Canadian tax considerations relating to the Notes. If you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of the Notes and receiving payments of principal or other amounts under the Notes.

       SUMMARY INFORMATION REGARDING THE BASKET AND THE UNDERLYING STOCKS

     The following is a description of the Basket of Underlying Stocks. We have obtained all information regarding the Basket contained in this pricing supplement from publicly available information. We make no representation or warranty as to the accuracy or completeness of such information. You, as an investor in the Notes, should make your own investigation into the Underlying Stocks.

The Underlying Stocks

     The twenty stocks included in the Basket, each with a weighting of 5%, and each of which is listed on the New York Stock Exchange, American Stock Exchange and the NASDAQ, are listed in the table below, together with each stock's industry group as determined by Bloomberg L.P., its ticker symbol, its approximate market capitalization and its closing price on December 6, 2007.

                                                                                            Closing Price
                                                                                            (December 6,    Market Cap in
Underlying Stock                             Industry Group                    Ticker           2007)            (mm)
---------------------------------------------------------------------------------------------------------------------------
California Pizza Kitchen, Inc.               Retail-Restaurants                CPKI         $ 16.41       $    478.98

CKE Restaurants, Inc.                        Retail-Restaurants                CKR          $ 14.38       $    822.81

Genworth Financial Inc.                      Multi-line Insurance              GNW          $ 27.83       $ 12,207.43

JPMorgan Chase & Co.                         Finance-Invest Bnkr/Brkr          JPM          $ 46.21       $155,221.40

Amgen Inc.                                   Medical-Biomedical                AMGN         $ 55.15       $ 59,983.45

Genentech, Inc.                              Medical-Biomedical                DNA          $ 66.57       $ 70,104.30

Comcast Corporation                          Cable-TV                          CMCSA        $ 18.30       $ 56,159.78

QUALCOMM Inc.                                Wireless Equipment                QCOM         $ 40.41       $ 66,130.44

Akamai Technologies, Inc.                    Internet Infrastructure Software  AKAM         $ 39.22       $  6,516.98

Motorola, Inc.                               Wireless Equipment                MOT          $ 16.31       $ 37,257.27

Symantec Corporation                         Internet Security                 SYMC         $ 18.01       $ 15,619.67

Dell Inc.                                    Computers                         DELL         $ 24.95       $ 55,784.87

Pfizer Inc.                                  Medical-Drugs                     PFE          $ 24.17       $165,076.40

Career Education Corporation                 Schools                           CECO         $ 28.88       $  2,630.18

Starwood Hotels & Resorts  Worldwide, Inc.   Hotels & Motels                   HOT          $ 53.46       $ 10,646.23

AMR Corporation                              Airlines                          AMR          $ 18.80       $  4,683.49

TravelCenters of America LLC                 Auto Repair Centers               TA           $ 14.44       $    204.36

Patterson-UTI Energy, Inc.                   Oil & Gas Drilling                PTEN         $ 19.87       $  3,078.76

Alcoa Inc.                                   Metal - Aluminum                  AA           $ 35.86       $ 30,414.60

Cemex SAB de C.V.                            Bldg Prod-Cement/Aggreg           CX           $ 28.77       $ 22,545.93



Historical Performance of the Basket

     The total performance of the Basket, which includes both price return and dividend income, over a one-year period commencing on December 6, 2006 and ending on December 6, 2007 is shown below. During this period, the Basket realized a total return of -15.16%, dividend income included. Assuming that the value of the Basket for the quarter ending on December 6, 2006 was 100, the value of the Basket on December 6, 2007 would have been 84.84, which would equate to a total return of -15.16%, dividend income included. By comparison, during the same period, the S&P 500 Index realized a total return of approximately 6.68%, dividend income included. The following graphs present the performance of the Basket as well as the S&P 500 during this period.



                              Indexed Total Return
                            Dec 6, 2006 - Dec 6, 2007
                                 Eln-66-Din.Prt
                                 [CHART OMITTED]


                              Indexed Total Return
                            Dec 6, 2006 - Dec 6, 2007
                              S&P 500 Index (SP50)
                                 [CHART OMITTED]



     The information above is provided to help you evaluate the historical behavior of the Basket so that you can make an informed decision with respect to an investment in the Notes. Historical performance of the Underlying Stocks will not necessarily predict future performance of the Underlying Stocks or the Notes. The source of the data displayed in these charts is Factset Research Systems Inc. and its accuracy cannot be guaranteed.

Information Regarding the Issuers of the Common Stocks and Other Equity Securities Comprising the Basket

     Each of the common stocks comprising the Basket is registered under the Securities Exchange Act of 1934. Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website at www.sec.gov. In addition, information regarding each of the common stocks comprising the Basket may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

     The following information regarding each of the issuers of the common stocks comprising the Basket is derived from reports filed by these issuers with the SEC and other publicly available information.

     We make no representation or warranty as to the accuracy or completeness of reports filed by the issuers with the SEC, information published by them on their websites or in any other format, information about them obtained from any other source or the information provided below.

California Pizza Kitchen, Inc.

     California Pizza Kitchen, Inc. is a casual dining restaurant chain with a particular focus on the pizza segment. As of March 14, 2007, it owned, licensed or franchised 209 restaurants in 28 states, the District of Columbia and six foreign countries, of which 179 are company-owned and 30 operate under franchise or license arrangements. The Company's restaurants feature an exhibition style kitchen centered around an open flame oven. Its menu focuses on various toppings and showcases recipes that capture tastes and flavors that customers identify, but do not associate with pizza, pasta or salads. The menu showcases such dishes as The Original BBQ Chicken Pizza, Thai Chicken Pizza, Kung Pao Spaghetti, The Original BBQ Chicken Chopped Salad and the Waldorf Chicken Salad, as well as items, such as the Thai Crunch Salad, The Greek Pizza, Mango Tandoori Chicken Pizza, Chicken Piccata, Chicken Marsala, Chicken Milanese, Avocado Club Egg Rolls and Lettuce Wraps.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 000-31149.

CKE Restaurants, Inc.

     CKE Restaurants, Inc. (CKE) owns, operates, franchises or licenses 3,105 quick-service and fast-casual restaurants, which are referred to as QSRs, primarily under the brand names Carl's Jr., Hardee's and La Salsa Fresh Mexican Grill (La Salsa). Carl's Jr. restaurants are located in the Western United States. Hardee's restaurants are located throughout the Southeastern and Midwestern United States. Green Burrito restaurants are located in California, primarily in dual-branded Carl's Jr. restaurants. La Salsa restaurants are located in California. In October 2007, the Company announced the sale of 26 restaurants in the Peoria and Quincy, Illinois, markets to Shree Krishna Food, LLC. In August 2007, it announced the sale of 34 restaurants in North Carolina to Boddie-Noell Enterprises. In July 2007, it sold its La Salsa Fresh Mexican Grill restaurant chain. In April 2007, CKE sold 25 Hardee's Restaurants.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-11313.

Genworth Financial Inc.

     Genworth Financial, Inc. (Genworth) is a financial security company. As of December 31, 2006, the Company operated through three segments. The Protection segment included life insurance, long-term care insurance, payment protection insurance, and group life and health insurance business units. Through the Retirement Income and Investments segment, the Company offered various forms of wealth accumulation, income distribution and institutional investment products to customers. Through the Mortgage Insurance segment, Genworth provided mortgage insurance products that enable borrowers to buy homes with low down payments in the United States, Canada, Australia, New Zealand, Mexico, Japan and multiple European countries. It also has a Corporate and Other activities, which includes its non-core business that is managed outside its operating segments. In January 2007, it reorganized its businesses into three segments: Retirement and Protection, International and U.S. Mortgage Insurance.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-32195.

JPMorgan Chase & Co.

     JPMorgan Chase & Co. (JPMorgan Chase) is a financial holding company. JPMorgan Chase's principal bank subsidiaries are JPMorgan Chase Bank, National Association, a national banking association with branches in 17 states, and Chase Bank USA, National Association, a national bank that is the Company's credit card issuing bank. On October 1, 2006, JPMorgan Chase completed the acquisition of The Bank of New York Company, Inc.'s consumer, business banking and middle-market banking businesses. On July 1, 2006, it completed the sale of its life insurance and annuity underwriting businesses. On April 21, 2006, JPMorgan Chase completed the acquisition of private-label credit card receivables and approximately 21 million accounts from Kohl's Corporation. On March 1, 2006, the Company acquired Collegiate Funding Services. In May 2007, the Company completed the acquisition of Xign Corporation, which will be known as JPMorgan Xign Corporation.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-05805.

Amgen Inc.

     Amgen Inc. (Amgen) is a global biotechnology company. It discovers, develops, manufactures and markets human therapeutics based on advances in cellular and molecular biology. It markets human therapeutic products in the areas of supportive cancer care, nephrology, inflammation and oncology. In September 2006, Vectibix (panitumumab), Amgen's first oncology therapeutic, received the United States Food and Drug Administration approval and became commercially available in October 2006. The Company's principal products include Aranesp (darbepoetin alfa), Neulasta (pegfilgrastim), NEUPOGEN (Filgrastim), EPOGEN (Epoetin alfa) and Enbrel (etanercept). On April 1, 2006, Amgen acquired Vectibix as part of its acquisition of Abgenix, Inc. On October 24, 2006, it acquired Avidia, Inc., which discovered and developed a class of human therapeutic known as Avimer proteins. In July 2007, it acquired Alantos and Ilypsa.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 000-12477.

Genentech, Inc.

     Genentech, Inc. (Genentech) is a biotechnology company that discovers, develops, manufactures and commercializes biotherapeutics for unmet medical needs. The Company manufactures and commercializes multiple biotechnology products, and receives royalties from companies that are licensed to market products based on its technology. Genentech commercializes various products in the United States, including Avastin, Rituxan, Herceptin, Lucentis, Xolair, Tarceva, Nutropin, Activase, TNKase, Cathflo Activase, Pulmozyme and Raptiva. The Company's licensed products include Trastuzumab, Rituximab, Bevacizumab, Dornase alfa, recombinant, Alteplase and Tenecteplase, Somatropin, Etanercept, D2E7/adalimumab, Infliximab, Cetuximab and Antihemophilic factor, recombinant. On December 8, 2006, Lonza Group AG acquired Genentech's mid-scale mammalian biopharmaceutical production plant in Porrino, Spain.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-09813.

Comcast Corporation

     Comcast Corporation is a cable operator in the United States and offers a variety of consumer entertainment and communication products and services. It operates in two segments: Cable, which manages and operates cable systems, including video, Internet and phone services, regional sports and news networks, and Programming consists of the Company's six national programming networks: E!, Style, The Golf Channel, VERSUS, G4 and AZN Television. Its Other Business interests include Comcast Spectacor, which owns the Philadelphia Flyers, the Philadelphia 76ers and two large multipurpose arenas in Philadelphia. As of December 31, 2006, the Company's cable systems served approximately 23.4 million video subscribers, 11 million Internet subscribers and 2.4 million phone subscribers and passed approximately 45.7 million homes in 39 states and the District of Columbia. During the year ended December 31, 2006, it acquired the 39.5% interest in E! Entertainment Television that was not already owned.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-32871.

QUALCOMM Inc

     QUALCOMM Incorporated, designs, manufactures and markets digital wireless telecommunications products and services based on its code division multiple access (CDMA) technology and other technologies. The Company operates through four segments: QUALCOMM CDMA Technologies (QCT); QUALCOMM Technology Licensing
(QTL); QUALCOMM Wireless & Internet (QWI), and QUALCOMM Strategic Initiatives
(QSI). QCT is a developer and supplier of integrated circuits and system software for wireless voice and data communications, multimedia functions and global positioning. QTL grants licenses to use portions of its intellectual property portfolio, which includes certain patent rights essential to and/or useful in the manufacture and sale of CDMA products. QWI generates revenue primarily through mobile communication products and services, software and software development. QSI makes investments to promote the worldwide adoption of CDMA products and services.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 000-19528.

Akamai Technologies, Inc.

     Akamai Technologies, Inc. (Akamai) provides services for accelerating and improving the delivery of content and applications over the Internet. The Company's solutions are designed to help businesses, government agencies and other enterprises enhance their revenue streams and reduce costs by maximizing the performance of their online businesses. By advancing the performance and reliability of their Websites, through the Akamai EdgePlatform, the technological platform of Akamai's business solutions, customers are able to utilize the Company's infrastructure and reduce expenses associated with internal infrastructure build-ups. Akamai offers services and solutions for digital media distribution and storage, content and application delivery, application performance services, on demand managed services and Website intelligence. In March 2007, the Company acquired Netli, Inc., a privately held company based in Mountain View, California. In April 2007, the Company acquired Red Swoosh, Inc.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 000-27275.

Motorola, Inc.

     Motorola, Inc. builds, markets and sells products, services and applications that make connections to people, information and entertainment through broadband, embedded systems and wireless networks. It has three segments: Mobile Devices, Networks and Enterprise, and Connected Home Solutions. It provides wireless handsets, which transmit and receive voice, text, images, multimedia and other forms of information, communication and entertainment. It offers a family of point-to-point and point-to-multipoint wireless broadband products to serve wireless fidelity and digital subscriber line operators. In January 2007, the Mobile Devices acquired Good Technology, Inc. In February 2007, Connected Home Solutions acquired Netopia, Inc. In March 2007, Motorola acquired Tut Systems, Inc. In July 2007, it acquired Modulus Video, Inc. and Terayon Communication Systems, Inc. In August 2007, Motorola, Inc. acquired Leapstone Systems, Inc.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-07221.

Symantec Corporation

     Symantec Corporation (Symantec) provides a set of security and availability products and services to large enterprises, governments, small and medium-sized businesses, and consumers on a worldwide basis. Symantec helps its customers protect their infrastructure, information and interactions by delivering software and services that address risks to information security, availability, compliance and information technology (IT), and systems performance. The Company operates primarily in two markets within the software sector: the security market and the storage software market. During the fiscal year ended March 30, 2007 (fiscal 2007), Symantec operated in five segments: Consumer Products, Security and Data Management, Data Center Management, Services and Other. In February 2007, Symantec acquired 4FrontSecurity. In December 31, 2006, the Company acquired Company-i Limited.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 000-17781.

Dell Inc.

     Dell Inc. (Dell) is a technology company, which offers a range of product categories, including desktop computer systems, storage, servers and networking products, mobility products, software and peripherals, and enhanced services. Dell markets and sells its products and services directly to its customers, which include large corporate, government, healthcare, and education accounts, as well as small-to-medium businesses and individual customers. On August 13, 2007, Dell acquired ZING Systems, Inc., a consumer technology and services company. In November 2007, Dell announced that it has completed the acquisition of ASAP Software, a software solutions and licensing services provider and a former subsidiary of Corporate Express.In November 2007, Dell announced that it has completed the acquisition of ASAP Software, a software solutions and licensing services provider and a former subsidiary of Corporate Express.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 000-17017.

Pfizer Inc.

     Pfizer Inc. (Pfizer) is a research-based, global pharmaceutical company. The Company discovers, develops, manufactures and markets prescription medicines for humans and animals. It operates in two business segments: Pharmaceutical and Animal Health. Pfizer acquired the worldwide rights to Exubera (inhaled insulation therapy) from sanofi-aventis in February 2006. The Company and sanofi-aventis were previously in a worldwide alliance to co-develop, co-promote and co-manufacture Exubera. The Company also acquired the sanofi-aventis rights to the Exubera insulin production facilities located in Frankfurt, Germany, which were previously jointly owned by the Company and sanofi-aventis. The Company completed the sale of its Consumer Healthcare business to Johnson & Johnson in December 2006. In January 2007, Pfizer Animal Health completed the acquisition of Embrex, Inc., an international agricultural biotechnology company that offers Inovoject vaccine-delivery systems.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-03619.

Career Education Corporation

     Career Education Corporation (CEC) is a educational services company operating through six segments: Academy segment, which includes the International Academy of Design and Technology campuses that offer academic programs; the Colleges segment, which includes schools that offer academic programs; the Culinary Arts segment, which includes Le Cordon Bleu and Kitchen Academy schools that offer culinary arts programs; the Health Education segment, which includes Sanford-Brown schools that offer academic programs; the International segment, which includes INSEEC Group schools that are located throughout France and offer academic programs, and the University segment, CEC's American Intercontinental University and Colorado Technical Universities that offer academic programs. The one non-school reportable segment is the JDV Online segment, and had total students as 7,090, 5,370, 10,890, 13,530, 4,530 and 50,
740, respectively, during the year ended December 31, 2006.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 000-23245.

Starwood Hotels & Resorts Worldwide, Inc.

     Starwood Hotels & Resorts Worldwide, Inc.is a hotel and leisure company. The Company's operations is organized into two business segments: hotels and vacation ownership, and residential operations. Its revenue and earnings are derived primarily from hotel operations, which include management and other fees earned from hotels it manages pursuant to management contracts, the receipt of franchise and other fees and the operation of its owned hotels. As of December 31, 2006, the Company's hotel portfolio included owned, leased, managed and franchised hotels totaling 871 hotels with approximately 266,000 rooms in approximately 100 countries. On August 16, 2006, Noble Investment Group completed the acquisition of the 28-story, 467-room Sheraton Colony Square in Midtown Atlanta, from Starwood Hotels & Resorts Worldwide, Inc.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-07959.

AMR Corporation

     AMR Corporation (AMR) operates primarily in the airline industry through its principal subsidiary, American Airlines, Inc. (American). American is the scheduled passenger airline in the world. At December 31, 2006, American provided scheduled jet service to approximately 150 destinations throughout North America, the Caribbean, Latin America, Europe and Asia. In addition, AMR Eagle Holding Corporation (AMR Eagle), a wholly owned subsidiary of AMR, owns two regional airlines: American Eagle Airlines, Inc. and Executive Airlines, Inc. (Executive) (collectively, the American Eagle carriers). American also contracts with three independently owned regional airlines, which do business as the American Connection (the American Connection carriers). The American Eagle carriers and the American Connection carriers provide connecting service from eight of American's high-traffic cities to smaller markets throughout the United States, Canada, Mexico and the Caribbean.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-08400.

TravelCenters of America LLC

     TravelCenters of America LLC (TravelCenters) owns, operates and franchises travel centers along the North American highway system to serve long-haul trucking fleets and their drivers, independent truck drivers and general motorists. The Company is a wholly owned subsidiary of Hospitality Properties Trust (HPT). At March 15, 2007, the Company's network included 164 sites located in 40 states and the province of Ontario, Canada. TravelCenters offers a range of products and services, including diesel fuel and gasoline, truck repair and maintenance services, full service restaurants, more than 20 different quick service restaurant brands, travel and convenience stores and other driver amenities. In September 2006, HPT acquired Travel Centers of America, Inc. This acquisition was effected through a merger of a subsidiary of the Company with and into TravelCenters of America, Inc. on January 31, 2007. In May 2007, the Company acquired the operating businesses of Petro Stopping Centers, LP.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-33274.

Patterson-UTI Energy, Inc.

     Patterson-UTI Energy, Inc., (Patterson-UTI) is a provider of contract drilling services to major and independent oil and natural gas operators in Texas, New Mexico, Oklahoma, Arkansas, Louisiana, Mississippi, Colorado, Utah, Wyoming, Montana, North Dakota, South Dakota and western Canada. The Company provides pressure pumping services to oil and natural gas operators primarily in the Appalachian Basin. The Company provides drilling fluids, completion fluids and related services to oil and natural gas operators offshore in the Gulf of Mexico and on land in Texas, southeastern New Mexico, Oklahoma and the Gulf Coast region of Louisiana. The Company conducts its business through four operating segments: contract drilling of oil and natural gas wells, pressure pumping services, drilling and completion fluids services to operators in the oil and natural gas industry, and the exploration, development, acquisition and production of oil and natural gas.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 000-22664.

Alcoa Inc.

     Alcoa Inc. is a producer of primary aluminum, fabricated aluminum and alumina, and is active in industries, including technology, mining, refining, smelting, fabricating and recycling. It operates in 44 countries. In addition, the Company has investments and activities in Australia, Brazil, China, Iceland, Jamaica and Russia. Its has six segments: Alumina, Primary Metals, Flat-Rolled Products, Extruded and End Products, Engineered Solutions, and Packaging and Consumer. The Alumina segment consists of a series of affiliated operating entities referred to as Alcoa World Alumina and Chemicals. Alcoa owns 60% and Alumina Limited owns 40% of these individual entities. During the year ended December 31, 2006, it consumed 33.9 million metric tons of bauxite from its own reserves, 6.6 million metric tons from related third parties and 3.1 million metric tons from unrelated third parties. In November 2007, it sold its automotive castings business to Compass Automotive Group, LLC.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-03610.



Cemex SAB de C.V.

     Cemex S.A. B de C.V. (Cemex) is a holding company primarily engaged, through its operating subsidiaries, in the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates and clinker. Its plants have an installed production capacity of approximately 98.2 million tons, including approximately 17 million tons of installed capacity it acquired in the acquisition of RMC Group p.l.c. in March 2005. Its annual sales volume of ready-mix concrete is approximately 70 million cubic meters, and its annual sales volume of aggregates reaches 160 million tons. It addition, Cemex transforms spent quarries into cultivated land, which houses fruit trees and vineyards. The Company is strategically positioned in the Americas, Europe, Africa, the Middle East and Asia. As of July 10, 2007, the Company had acquired more than 90% interest in Rinker Group Limited.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-14946.

                           SPECIFIC TERMS OF THE NOTES

     In this section, references to "holders" mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled "Description of the Notes We May Offer--Legal Ownership" in the accompanying prospectus supplement and "Description of the Securities We May Offer--Ownership and Book-Entry Issuance" in the accompanying prospectus.

     The Notes are part of a series of senior debt securities entitled "Senior Global Medium-Term Notes, Series C" (the "medium-term notes") that we may issue under the senior indenture, dated October 23, 2003, between Royal Bank and The Bank of New York, as successor to the corporate trust business of JPMorgan Chase Bank, N.A., as trustee, as amended, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term notes are described in "Description of the Notes We May Offer" in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

     Please note that the information about the price to the public and the net proceeds to Royal Bank on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

     We describe the terms of the Notes in more detail below.

Coupon

     We will not pay you interest during the term of the Notes.

Denomination

     We will offer the Notes in denominations of $1,000 and integral multiples of $1,000 in excess thereof (except that non-U.S. investors may be subject to higher minimums, including certain investors who are residents of countries located in the Eurozone, for whom the minimum may be $50,000).

Defeasance

     There shall be no defeasance, full or covenant, applicable to the Notes.

Payment at Maturity

     At maturity, you will receive a cash payment equal to 97.50% x Principal Amount x (Basket Change + Basket Dividend Yield).

     The "Basket Change" is the equal-weighted return of the Underlying Stocks. It is equal to the average of the Percentage Changes of each Underlying Stock, which is calculated by dividing the sum of the Percentage Changes for each of the Underlying Stocks by twenty (20).

     The "Percentage Change" for each Underlying Stock will be calculated as follows:

                              Final Price
                            (-------------)
                             Initial Price

Where the Final Price is the closing price for the Underlying Stock on the Valuation Date and the Initial Price is the closing price for the Underlying Stock on the Pricing Date.

Basket Dividend Yield

     The Basket Dividend Yield is equal to the sum of the Dividend Yields for each of the Underlying Stocks, divided by 20.

Dividend Yield

     Dividend Yield means, for any Underlying Stock, 100% of the gross cash ordinary dividends per share of such Underlying Stock declared by the related issuer to holders of record of a share of such Underlying Stock where the date that the shares of such Underlying Stock have commenced trading ex-dividend on the relevant exchange occurs during the period from and excluding the Pricing Date to and including the Valuation Date, and expressed as a percentage of the Initial Price for that Underlying Stock. The Calculation Agent will adjust the Dividend Yield in connection with the payment of any extraordinary cash dividend on any of the Underlying Stocks.

Maturity Date

     If the maturity date stated on the cover of this pricing supplement is not a business day, in that case the maturity date will be the next following business day. If the fourth business day before this applicable day does not qualify as the Valuation Date in respect of any Underlying Stock, then the maturity date will be the fourth business day following the final valuation date. The calculation agent may postpone a Valuation Date--and therefore the maturity date--if a market disruption event occurs or is continuing on a day that would otherwise be the Valuation Date. We describe market disruption events under "--Consequences of Market Disruption Events" below.

Valuation Date

     The Valuation Date means, in respect of an Underlying Stock, the Valuation Date stated on the cover of this pricing supplement, unless the calculation agent determines that a market disruption event occurs or is continuing on that day. In that event, the Valuation Date will be the first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the final valuation date for the Notes be postponed by more than ten business days.

Consequences of Market Disruption Events

     The calculation agent will determine the final stock price for each Underlying Stock on the Valuation Date. As described above, the Valuation Date may be postponed, and thus the determination of the final stock price may be postponed, if the calculation agent determines that, on the Valuation Date, a market disruption event has occurred or is continuing for one or more of the Underlying Stocks. If such a postponement occurs, the calculation agent will use the closing price of the particular Underlying Stock on the first business day on which no market disruption event occurs or is continuing. In no event, however, will the determination of the final stock price be postponed by more than ten business days.

     If the determination of the final stock price is postponed to the last possible day, but a market disruption event for one or more of the Underlying Stocks occurs or is continuing on that day, that day will nevertheless be the date on which the final stock price will be determined by the calculation agent.

In such an event, the calculation agent will make a good faith estimate in its sole discretion of the final stock price that would have prevailed in the absence of the market disruption event.

     Any of the following will be a market disruption event:

          o a suspension, absence or material limitation of trading in the relevant Underlying Stock for more than two hours or during the one-half hour before the close of trading in the relevant market, as determined by the calculation agent in its sole discretion;

          o in any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under "Use of Proceeds and Hedging."

     The following events will not be market disruption events:

          o a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

          o a decision to permanently discontinue trading in one or more of the Underlying Stocks.

Anti-Dilution Adjustments

     Initially, the initial stock price for each stock will be the closing price of that stock on the Pricing Date. However, the calculation agent will adjust the initial stock price for each stock if any of the dilution events described below occurs with respect to that stock.

     The calculation agent will adjust the initial stock price for each stock as described below, but only if an event below under this "--Anti-Dilution Adjustments" section occurs with respect to that stock and only if the relevant event occurs during the period described under the applicable subsection. The initial stock price for each stock will be subject to the adjustments described below, independently and separately, with respect to the dilution events that affect the stock.

     If more than one anti-dilution event requiring adjustment occurs with respect to the initial stock price for a stock, the calculation agent will adjust that initial stock price for each event, sequentially, in the order in which the events occur, and on a cumulative basis. Thus, having adjusted the initial stock price for the first event, the calculation agent will adjust the initial stock price for the second event, applying the required adjustment to the initial stock price as already adjusted for the first event, and so on for each event. If an event requiring an anti-dilution adjustment occurs, the calculation agent will make the adjustment with a view to offsetting, to the extent practical, any change in the economic position of the holder and us, relative to your Note, that results solely from that event. The calculation agent may, in its sole discretion, modify the anti-dilution adjustments as necessary to ensure an equitable result.

Stock Splits and Stock Dividends

     A stock split is an increase in the number of a corporation's outstanding shares of stock without any change in its stockholders' equity. When a corporation pays a stock dividend, it issues additional shares of its stock to all holders of its outstanding stock in proportion to the shares they own. Each outstanding share will be worth less as a result of a stock split or stock dividend.

     If a stock that is an Underlying Stock is subject to a stock split or receives a stock dividend, then the calculation agent will adjust the initial stock price by dividing the prior initial stock price--that is, the initial stock price before the stock split or stock dividend--by the number equal to:
(1) the number of shares of the stock outstanding immediately after the stock split or stock dividend becomes effective; divided by (2) the number of shares of the stock outstanding immediately before the stock split or stock dividend becomes effective. The initial stock price will not be adjusted, however, unless:

          o in the case of a stock split, the first day on which the stock trades without the right to receive the stock split occurs after the Pricing Date and on or before the valuation date on which the stock's individual stock return is calculated; or

          o in the case of a stock dividend, the ex-dividend date occurs after the Pricing Date and on or before the valuation date on which the stock's individual stock return is calculated.

     The ex-dividend date for any dividend or other distribution with respect to a stock is the first day on which the stock trades without the right to receive that dividend or other distribution.

Reverse Stock Splits

     A reverse stock split is a decrease in the number of a corporation's outstanding shares of stock without any change in its stockholders' equity. Each outstanding share will be worth more as a result of a reverse stock split.

     If a stock that is an Underlying Stock is subject to a reverse stock split, then the calculation agent will adjust the initial stock price by multiplying the prior initial stock price by a number equal to: (1) the number of outstanding shares of the stock outstanding immediately before the reverse stock split becomes effective; divided by (2) the number of shares of the stock outstanding immediately after the reverse stock split becomes effective. The initial stock price will not be adjusted, however, unless the reverse stock split becomes effective after the date of this pricing supplement and on or before the valuation date on which the stock's individual stock return is calculated.

Extraordinary Dividends

     Any distribution or dividend on the Underlying Stock determined by the calculation agent to be a distribution or dividend that is not in the ordinary course of the issuer's historical dividend practices will be deemed to be an extraordinary dividend. The calculation agent will determine if the dividend is an extraordinary dividend and, if so, the amount of the extraordinary dividend. Each outstanding share will be worth less as a result of an extraordinary dividend. The calculation agent will also adjust the Dividend Amount of an Underlying Stock in connection with the payment of any extraordinary cash dividend on that stock.

     If any extraordinary dividend occurs with respect to a stock, the calculation agent will adjust the initial stock price to equal the product of:
(1) the prior initial stock price, times (2) a fraction, the numerator of which is the amount by which the closing price of the stock on the business day before the ex-dividend date exceeds the extraordinary dividend amount and the denominator of which is the closing price of the stock on the business day before the ex-dividend date. The initial stock price will not be adjusted, however, unless the ex-dividend date occurs after the trade date and on or before the Valuation Date on which the stock's individual stock return is calculated.

     The extraordinary dividend amount with respect to an extraordinary dividend for a stock equals:

          o for an extraordinary dividend that is paid in lieu of a regular quarterly dividend, the amount of the extraordinary dividend per share of the stock minus the amount per share of the immediately preceding dividend, if any, that was not an extraordinary dividend for the stock; or

          o for an extraordinary dividend that is not paid in lieu of a regular quarterly dividend, the amount per share of the extraordinary dividend.

     To the extent an extraordinary dividend is not paid in cash, the value of the non-cash component will be determined by the calculation agent. A distribution on a stock that is a stock dividend, an issuance of transferable rights or warrants or a spin-off event and also an extraordinary dividend will result in an adjustment to the initial stock price only as described under "--Stock Splits and Stock Dividends" above, "--Transferable Rights and Warrants" below or "--Reorganization Events" below, as the case may be, and not as described here.

Transferable Rights and Warrants

     If the issuer of an Underlying Stock issues transferable rights or warrants to all holders of that stock to subscribe for or purchase the stock at an exercise price per share that is less than the closing price of the stock on the business day before the ex-dividend date for the issuance, then the applicable initial stock price will be adjusted by multiplying the prior initial stock price by the following fraction:

          o the numerator will be the number of shares of the stock outstanding at the close of business on the day before that ex-dividend date plus the number of additional shares of the stock that the aggregate offering price of the total number of shares of the stock so offered for subscription or purchase would purchase at the closing price of the stock on the business day before that ex-dividend date, with that number of additional shares being determined by multiplying the total number of shares so offered by the exercise price of those transferable rights or warrants and dividing the resulting product by the closing price on the business day before that ex-dividend date.

          o the denominator will be the number of shares of the stock outstanding at the close of business on the day before that ex-dividend date plus the number of additional shares of the stock offered for subscription or purchase under those transferable rights or warrants.

     An initial stock price will not be adjusted, however, unless the ex-dividend date described above occurs after the trade date and on or before the valuation date on which the individual stock return is calculated.

Reorganization Events

     If a stock issuer undergoes a reorganization event in which property other than the stock--e.g., cash and securities of another issuer--is distributed in respect of the stock, then, for purposes of calculating the performance rate of that stock, the calculation agent will determine the closing price of such stock on each valuation date to equal the value of the cash, securities and other property distributed in respect of one share of the stock.

     If the calculation agent determines that, by valuing such cash, securities and other property, a commercially reasonable result is not achieved, then the calculation agent will, in its sole discretion, substitute another stock for that stock.

     Each of the following is a reorganization event with respect to a stock:

          o    the stock is reclassified or changed;

          o the stock issuer has been subject to a merger, consolidation or other combination and either is not the surviving entity or is the surviving entity but all the outstanding stock is exchanged for or converted into other property;

          o a statutory share exchange involving the outstanding stock and the securities of another entity occurs, other than as part of an event described in the two bullet points above;

          o the stock issuer sells or otherwise transfers its property and assets as an entirety or substantially as an entirety to another entity;

          o the stock issuer effects a spin-off--that is, issues to all holders of the stock equity securities of another issuer, other than as part of an event described in the four bullet points above;

          o the stock issuer is liquidated, dissolved or wound up or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law; or

          o another entity completes a tender or exchange offer for all the outstanding stock of the stock issuer.

Valuation of Distribution Property

     If a reorganization event occurs with respect to a stock that is an Underlying Stock, and the calculation agent does not substitute another stock for that stock as described in "--Substitution" below, then the calculation agent will determine the applicable closing price on each Valuation Date so as to equal the value of the property--whether it be cash, securities or other property--distributed in the reorganization event in respect of one share of the stock, as such stock existed before the date of the reorganization. We refer to the property distributed in a reorganization event as distribution property, a term we describe in more detail below. The calculation agent will not make any determination for a reorganization event, however, unless the event becomes effective (or, if the event is a spin-off, unless the ex-dividend date for the spin-off occurs) after the trade date and on or before the Valuation Date on which the individual stock return is calculated.

     For the purpose of making a determination required by a reorganization event, the calculation agent will determine the value of each type of distribution property, in its sole discretion. For any distribution property consisting of a security, the calculation agent will use the closing price for the security on the relevant date. The calculation agent may value other types of property in any manner it determines, in its sole discretion, to be appropriate. If a holder of the applicable stock may elect to receive different types or combinations of types of distribution property in the reorganization event, the distribution property will consist of the types and amounts of each type distributed to a holder that makes no election, as determined by the calculation agent in its sole discretion.

     If a reorganization event occurs and the calculation agent adjusts the closing price of a stock on a Valuation Date to equal the value of the distribution property distributed in the event, as described above, the calculation agent will make further determinations for later events that affect the distribution property considered in determining the closing price. The calculation agent will do so to the same extent that it would make determinations if the applicable stock were outstanding and were affected by the same kinds of events.

     For example, if a stock issuer merges into another company and each share of the stock is converted into the right to receive two common shares of the surviving company and a specified amount of cash, then on each Valuation Date the closing price of a share of the stock will be determined to equal the value of the two common shares of the surviving company plus the specified amount of cash. The calculation agent will further determine the common share component of such closing price to reflect any later stock split or other event, including any later reorganization event, that affects the common shares of the surviving company, to the extent described in "--Anti-Dilution Adjustments" or as described above in this "--Reorganization Events" section as if the common shares were the stock. In that event, the cash component will not be redetermined but will continue to be a component of the closing price.

     When we refer to distribution property, we mean the cash, securities and other property distributed in a reorganization event in respect of each stock or in respect of whatever securities whose value determines the closing price on a valuation date if any adjustment resulting from a reorganization event has been made in respect of a prior event. In the case of a spin-off, the distribution property also includes the original stock in respect of which the distribution is made.

     If a reorganization event occurs, the distribution property distributed in the event will be substituted for the applicable stock as described above. Consequently, in this terms supplement, when we refer to a stock, we mean any distribution property that is distributed in a reorganization event in respect of that stock. Similarly, when we refer to a stock issuer, we mean any successor entity in a reorganization event.

Substitution

     If the calculation agent determines that a commercially reasonable result is not achieved by valuing distribution property with respect to a stock that becomes subject to a reorganization event, then the calculation agent will, in its sole discretion, substitute another stock for that stock. In such case, the adjustments described above in "--Valuation of Distribution Property" will not apply.

     If the calculation agent so determines, it may choose, in its sole discretion, the stock of a different company listed on a national securities exchange or quotation system as a substitute for such stock. For all purposes, the substitute stock will be deemed to be a stock for purposes hereof.

     The calculation agent will determine, in its sole discretion, the initial stock price and/or the manner of valuation of the substitute stock. The calculation agent will have the right to make such adjustments to the calculation of the individual stock performance as it determines in its sole discretion are necessary to preserve as nearly as possible our and your relative economic position prior to the reorganization event.

Payment of Additional Amounts

     We will pay any amounts to be paid by us on the Notes without deduction or withholding for, or on account of, any and all present or future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings ("taxes") now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of Canada or any Canadian political subdivision or authority that has the power to tax, unless the deduction or withholding is required by law or by the interpretation or administration thereof by the relevant governmental authority. At any time a Canadian taxing jurisdiction requires us to deduct or withhold for or on account of taxes from any payment made under or in respect of the Notes, we will pay such additional amounts ("Additional Amounts") as may be necessary so that the net amounts received by each holder (including Additional Amounts), after such deduction or withholding, shall not be less than the amount the holder would have received had no such deduction or withholding been required.

     However, no Additional Amounts will be payable with respect to a payment made to a holder of a Note, which we refer to as an "Excluded Holder", in respect of a beneficial owner:

          (i) with which we do not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

          (ii) which is subject to such taxes by reason of its being connected presently or formerly with Canada or any province or territory thereof otherwise than by reason of the holder's activity in connection with purchasing the Notes, the holding of Notes or the receipt of payments thereunder;

          (iii) which presents such Note for payment (where presentation is required) more than 30 days after the relevant date (except to the extent that the holder thereof would have been entitled to such Additional Amounts on presenting a Note for payment on the last day of such 30 day period); for this purpose, the "relevant date" in relation to any payments on any Note means:

                    (a)  the due date for payment thereof, or

                    (b) if the full amount of the monies payable on such date has not been received by the Trustee on or prior to such due date, the date on which the full amount of such monies having been so received, notice to that effect is duly given to holders of the Notes in accordance with the Indenture; or

          (iv) who could lawfully avoid (but has not so avoided) such withholding or deduction by complying, or procuring that any third party comply with, any statutory requirements or by making, or procuring that any third party make, a declaration of non-residence or other similar claim for exemption to any relevant tax authority.

For the avoidance of doubt, we will not have any obligation to pay any holders Additional Amounts on any tax which is payable otherwise than by deduction or withholding from payments made under or in respect of the Notes at maturity.

     We will also make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. We will furnish to the Trustee, within 30 days after the date the payment of any taxes is due pursuant to applicable law, certified copies of tax receipts evidencing that such payment has been made or other evidence of such payment satisfactory to the Trustee. We will indemnify and hold harmless each holder of Notes (other than an Excluded Holder) and upon written request reimburse each such holder for the amount of (x) any taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the Notes, and
(y) any taxes levied or imposed and paid by such holder with respect to any reimbursement under (x) above, but excluding any such taxes on such holder's net income or capital.

     For additional information, see the section entitled "Supplemental Tax Considerations--Supplemental Canadian Tax Considerations".

Default Amount on Acceleration

     If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under "--Default Amount".

     For the purpose of determining whether the holders of our medium-term notes, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Note outstanding as the principal amount of that Note. Although the terms of the Notes may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the Notes. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under "Description of Debt Securities--Modification and Waiver" and "--Senior Events of Default; Subordinated Events of Default and Defaults; Limitations of Remedies".

Default Amount

     The default amount for the Notes on any day will be an amount, in U.S. dollars for the principal of the Notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

     o the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

     o the reasonable expenses, including reasonable attorneys' fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

     During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest--or, if there is only one, the only--quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

     The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

     o    no quotation of the kind referred to above is obtained, or

     o every quotation of that kind obtained is objected to within five business days after the due date as described above.

     If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

     In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

     For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

     o A-1 or higher by Standard & Poor's Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

     o P-1 or higher by Moody's Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

     Any payment on or delivery of the Notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

     When we refer to a business day with respect to the Notes, we mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York City are authorized or obligated by law or executive order to close.

Role of Calculation Agent

     The Bank of New York, as successor to the corporate trust business of JPMorgan Chase Bank, N.A., will serve as the calculation agent. We may change the calculation agent after the original issue date of the Notes without notice. The calculation agent will make all determinations regarding the value of the Notes at maturity, market disruption events, business days, the default amount, the initial stock prices, the final stock prices, the percentage change, the aggregate dividend amount and the principal amount payable in respect of your Notes at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

                           USE OF PROCEEDS AND HEDGING

     We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus supplement under "Use of Proceeds." We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

     In anticipation of the sale of the Notes, we or our affiliates expect to enter into hedging transactions involving purchases of securities included in or linked to one or more of the Underlying Stocks and/or listed and/or over-the-counter derivative instruments linked to one or more of the Underlying Stock prior to or on the Pricing Date. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into. In this regard, we or our affiliates may:

     o    acquire or dispose of Underlying Stocks;

     o acquire or dispose of long or short positions in listed or over-the-counter derivative instruments based on the price of any Underlying Stock; or

     o    any combination of the above two.

     We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

     We or our affiliates may close out our or their hedge on or before the Valuation Date. That step may involve sales or purchases of Underlying Stock or over-the-counter derivative instruments linked to one or more of the Underlying Stocks.

     The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See "Risk Factors" in this pricing supplement for a discussion of these adverse effects.

                         SUPPLEMENTAL TAX CONSIDERATIONS


     The following is a general description of certain tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the United States of acquiring, holding and disposing of the Notes and receiving payments of principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

     This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

     You should consult your tax advisor concerning the United States federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

     The discussion below supplements the discussion under "Certain Income Tax Consequences--Certain United States Federal Income Tax Consequences" in the accompanying prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a United States holder (as defined in the accompanying prospectus supplement).

     The treatment of your Note for U.S. federal income tax purposes is uncertain. The Note should be treated as a pre-paid cash-settled forward contract linked to the value of the Basket and the terms of your Note require you and us (in the absence of an administrative or judicial ruling to the contrary) to treat your Note for all tax purposes in accordance with such characterization. If your Note is so treated, you will likely recognize capital gain or loss upon the sale or maturity of your Note (which will be long-term capital gain or loss if you hold your Note for more than one year) in an amount equal to the difference between the amount you receive at such time and your tax basis in your Note. Capital gain of a non-corporate United States holder that is recognized before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period with respect to a Note of more than one year. In general, your tax basis in your Note will be equal to the price you paid for it. The deductibility of capital losses is subject to limitations.

Alternative Treatments

     Alternatively, it is possible that your Note could be treated as a single debt instrument subject to the special tax rules governing contingent debt instruments. If your Note is so treated, you would be required to accrue interest income over the term of your Note based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your Note (the "comparable yield"). You would recognize gain or loss upon the sale or maturity of your Note in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your Note. In general, your adjusted basis in your Note would be equal to the amount you paid for your Note, increased by the amount of interest you previously accrued with respect to your Note. Any gain you recognize upon the sale, redemption or maturity of your Note would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your Note, and thereafter would be capital loss.

     If your Note is treated as a contingent debt instrument and you purchase your Note in the secondary market at a price that is at a discount from, or in excess of, the adjusted issue price of your Note, such excess or discount would not be subject to the generally applicable market discount or amortizable bond premium rules described in the accompanying prospectus but rather would be subject to special rules set forth in treasury regulations governing contingent debt instruments. Accordingly, if you purchase your Note in the secondary market, you should consult your tax advisor as to the possible application of such rules to you.

     In addition, it is also possible that regulations could be issued in the future under section 1260 of the Internal Revenue Code that could apply to your Note. You should consult your tax advisor about the possible application of any such regulations to you.

     Because of the absence of authority regarding the appropriate tax characterization of your Note, it is possible that the Internal Revenue Service could seek to characterize your Note in a manner that results in tax consequences to you that are different from those described above. You should consult your tax advisor as to the tax consequences of possible alternative characterizations of your Note for U.S. federal income tax purposes.

Supplemental Canadian Tax Considerations

     The discussion below supplements the discussion under "Certain Income Tax Consequences--Certain Canadian Income Tax Consequences" in the attached prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a Non-Resident Holder (as defined in the accompanying prospectus supplement).

     While the matter is not free from doubt, we are of the view that interest paid or credited or deemed for purposes of the Income Tax Act (Canada) (the "Act') to be paid or credited on a Note (including any payment at maturity in excess of the principal amount) to a Non-Resident Holder should not be subject to Canadian non-resident withholding tax where we deal at arm's length for the purposes of the Act with the Non-Resident Holder at the time of such payment. In the event interest paid or credited or deemed for purposes of the Act to be paid or credited on a Note (including any payment at maturity in excess of the principal amount) to a Non-Resident Holder with which we deal at arm's length is subject to Canadian non-resident withholding tax, we will pay such Additional Amounts as described in the section entitled "Specific Terms of the Notes--Payment of Additional Amounts".

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

     With respect to the Notes, Royal Bank will agree to sell to RBC Capital Markets Corporation, and RBC Capital Markets Corporation will agree to purchase from Royal Bank, the denomination of the Note specified, at the price specified on the front cover of this preliminary pricing supplement. RBC Capital Markets Corporation intends to resell each Note it purchases at the original issue price specified in the final pricing supplement. In the future, RBC Capital Markets Corporation, RBC Dain Rauscher Inc. or another of our affiliates may repurchase and resell the Notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. We expect that delivery of the Notes will be made against payment for the Notes on or about December 12, 2007, which is the fourth (4th) business day following the Trade Date (this settlement cycle being referred to as "T+4"). For more information about the plan of distribution, the distribution agreement and possible market-making activities, see "Supplemental Plan of Distribution" in the accompanying prospectus supplement.

     To the extent the underwriter resells notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an "underwriter" of the notes as such term is defined in the Securities Act of 1933, as amended.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus or prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus and prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus and prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.


                                  US$5,100,000



                                   [RBC LOGO]
                              Royal Bank of Canada

                    Senior Global Medium-Term Notes, Series C

                  Direct Investment Notes due December 18, 2008

                          Linked to a Basket of Stocks



                                December 6, 2007